Exhibit 99.1

UNAUDITED CONDENSED

CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2025

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31,	December 31,
	2025	2024
Current assets
Cash and cash equivalents	$4,878	$4,314
Accounts receivable and other receivables (Note 4)	7,739	9,733
Deposits and prepaid expenses	631	718
Fair value of commodity contracts (Note 3)	231	254
	13,479	15,019

Non-current assets
Property, plant and equipment, net (Note 5)	239,421	232,962
Right-of-use assets (Note 6)	1,702	748
Fair value of commodity contracts (Note 3)	18	30
	241,141	233,740

Total Assets	$254,620	$248,759

Current liabilities
Accounts payable and other payables (Note 4)	$17,922	$15,090
Lease liabilities (Note 6)	1,210	586
	19,132	15,676

Non-current liabilities
Loans and borrowings (Note 8)	27,277	33,240
Asset retirement obligations, net	2,371	2,168
Lease liabilities (Note 6)	493	167
Deferred income taxes	10,091	8,701
	40,232	44,276

Equity
Shareholders’ capital	295,379	295,309
Treasury stock	(33)	-
Contributed surplus	26,027	25,380
Accumulated deficit	(126,117)	(131,882)
	195,256	188,807
Total equity and liabilities	$254,620	$248,759

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2025	2024
Revenue
Oil and natural gas revenue, net of royalties (Note 10)	$16,372	$14,226
Other income	1	59
	16,373	14,285
Expenses
Production and operating expenses	2,227	2,246
Depletion, depreciation and amortization (Note 5,6)	4,063	3,894
General and administrative expenses	1,325	1,265
Stock based compensation (Note 9)	237	128
	7,852	7,533

Finance income
Interest income	8	-
	8	-

Finance expense
Realized loss on financial commodity contracts (Note 3)	-	341
Unrealized loss on financial commodity contracts (Note 3)	35	915
Interest on loans and borrowings (Note 8)	696	915
Foreign exchange loss	1	-
Interest on lease liability	26	23
Accretion expense	25	22
	783	2,216

Net income before income taxes	7,746	4,536
Income tax expense	1,981	1,191

Net income and comprehensive income	$5,765	$3,345

Basic net income per share (Note 7)	$0.16	$0.09
Diluted net income per share (Note 7)	0.16	$0.09

See accompanying notes to unaudited condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, expressed in Thousands of United States dollars)

	Share Capital		Treasury Stock		Contributed		Total
	Shares	Amount	Shares	Amount	Surplus	Deficit	Equity

Balance at January 1, 2024	35,625,587	$296,232	-	$-	$24,179	$(149,997)	$170,414
Stock based compensation	-	-	-	-	151	-	151
Net income	-	-	-	-	-	3,345	3,345
Balance at March 31, 2024	35,625,587	$296,232	-	$-	$24,330	$(146,652)	$173,910

Balance at January 1, 2025	35,460,309	$295,309	-	$-	$25,380	$(131,882)	$188,807
Stock based compensation	-	-	-	-	277	-	277
Stock options exercised	40,500	167	-	-	(82)	-	85
Treasury share purchases	-	-	(16,000)	(130)	-	-	(130)
Retirement of treasury shares	(12,000)	(97)	12,000	97	-	-	-
Stock based compensation reserve for income taxes	-	-	-	-	452	-	452
Net income	-	-	-	-	-	5,765	5,765
Balance at March 31, 2025	35,488,809	$295,379	(4,000)	$(33)	$26,027	$(126,117)	$195,256

See accompanying notes to unaudited condensed consolidated interim financial statements.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2025	2024

Cash flows from operating activities
Net income	$5,765	$3,345
Adjustments for:
Depletion, depreciation and amortization	4,063	3,894
Accretion expense	51	45
Interest expense	696	485
Income tax expense	1,981	1,191
Unrealized loss on financial commodity contracts (Note 3)	35	915
Stock based compensation (Note 9)	237	128
Amortization of loan acquisition costs	37	55
Gain on sales of assets	-	(8)
Cash paid for interest	(1,032)	(854)
Change in non-cash working capital (Note 4)	1,174	499
Net cash from operating activities	13,007	9,695

Cash flows from investing activities
Additions to property, plant and equipment (Note 5,6)	(9,953)	(5,320)
Proceeds from sale of assets	-	8
Change in non-cash working capital (Note 4)	3,934	(4,902)
Net cash used in investing activities	(6,019)	(10,214)

Cash flows from financing activities
Repayment of loans and borrowings (Note 8)	(6,000)	(5,500)
Proceeds from loans and borrowings (Note 8)	-	7,500
Purchases of treasury stock	(130)	-
Principal paid on lease payments	(353)	(255)
Interest paid on lease payments	(26)	(23)
Proceeds from stock option exercises	85	-
Net cash from (used in) financing activities	(6,424)	1,722

Change in cash and cash equivalents	564	1,203
Cash and cash equivalents, beginning of period	4,314	598
Cash and cash equivalents, end of period	$4,878	$1,801

See accompanying notes to unaudited condensed consolidated interim financial statements.

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Notes to the Unaudited

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS

Kolibri Global Energy Inc. (the “Company” or “KEI”) was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

The unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 13, 2025.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described below, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2024. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2024.

3.	COMMODITY CONTRACTS

At March 31, 2025 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	10,800	$62.00 - $81.50
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	11,400	$61.75 - $80.70
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	54,000	$60.50 - $80.30
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	54,000	$59.75 - $78.00
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	39,000	$59.00 - $77.30
Oil – WTI Costless Collars	January 1, 2026 to March 31, 2026	48,000	$58.50 - $77.25
Oil – WTI Costless Collars	October 1, 2025 to December 31, 2025	31,200	$58.75 - $78.00
Oil – WTI Costless Collars	April 1, 2026 to June 30, 2026	48,300	$57.00 - $75.25

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited,expressed in Thousands of United States dollars except per share information)

The estimated fair value results in a $0.2 million asset as of March 31, 2025 (December 31, 2024: $0.3 million asset) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current asset of $0.2 million (December 31, 2024: current asset of $0.2 million and a long term asset of $0.1 million).

In April 2025, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Deferred Put	January 1, 2026 to March 31, 2026	20,589	$50.00
Oil – WTI Costless Collars	July 1, 2026 to September 30, 2026	48,300	$50.25 - $66.75

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended March 31,
	2025	2024

Realized loss on financial commodity contracts	$-	(341)

Unrealized loss on financial commodity contracts	$(35)	(915)

4.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Three months ended March 31,
	2025	2024

Accounts receivables and other receivables	$1,994	$(2,033)
Deposits and prepaid expenses	87	3
Accounts payable and other payables	3,027	(2,742)
	$5,108	$(4,772)

Related to operating activities	$1,174	$130

Related to investing activities	$3,934	$(4,902)

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	PROPERTY, PLANT AND EQUIPMENT, NET

	Development and Production Assets	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2024	$287,839	$1,438	$289,277
Additions (a)	31,516	9	31,525
Balance at December 31, 2024	$319,355	$1,447	$320,802
Additions (b)	10,386	5	10,391
Balance at March 31, 2025	$329,741	$1,452	$331,193
Accumulated depletion and depreciation
Balance at January 1, 2024	$71,747	$1,369	$73,116
Depletion and depreciation	14,701	23	14,724
Balance at December 31, 2024	$86,448	$1,392	$87,840
Depletion and depreciation	3,927	5	3,932
Balance at March 31, 2025	$90,375	$1,397	$91,772

Net carrying amounts
At December 31, 2024	$232,907	$55	$232,962
At March 31, 2025	$239,366	$55	$239,421

(a)	Includes non-cash additions of $23 from capitalized stock-based compensation and $60 from assets related to ARO liabilities.
(b)	Includes non-cash additions of $40 from capitalized stock-based compensation and $178 from assets related to ARO liabilities.

6.	LEASES AND RIGHT OF USE ASSETS

Right of Use Assets
Balance at January 1, 2024	$1,190
Additions	726
Amortization	(1,168)
Balance at December 31, 2024	$748
Additions	1,083
Amortization	(129)
Balance at March 31, 2025	$1,702

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

7.	EARNINGS PER SHARE

	Three months ended March 31,
	2025	2024
Basic earnings per share

Net income	$5,765	$3,345

Weighted average number of common shares - basic	35,485	35,626

Net income per share – basic	$0.16	$0.09

Diluted earnings per share

Net income	$5,765	$3,345

Effect of outstanding options, RSUs and future service	919	806

Weighted average number of common shares - diluted	36,404	36,432

Net income per share – diluted	$0.16	$0.09

8.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary, Kolibri Energy US Inc., amended the credit facility from BOK Financial, which is secured by the assets in the Tishomingo Field CGU. The credit facility expires in June 2026 and the principal amount is not required to be paid until maturity. The credit facility is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility is $50.0 million from the latest redetermination in October 2024 and the Company has an available borrowing capacity of $22.5 million at March 31, 2025. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2025. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The Company was in compliance with both covenants for the quarter ended March 31, 2025. At March 31, 2025, the Current Ratio of the US Subsidiary was 1.83 to 1.0 and the Maximum Leverage Ratio was 0.64 to 1.0 for the three months ended March 31, 2025.

At March 31, 2025, loans and borrowings of $27.5 million (December 31, 2024: $33.5 million) are presented net of loan acquisition costs of $0.2 million (December 31, 2024: $0.2 million).

9.	STOCK BASED COMPENSATION

The number and weighted average exercise prices of stock options are as follows (in Canadian dollars):

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price

Outstanding at January 1	1,073,924	C$	2.94	939,634	C$	2.36
Granted	-		-	15,050		4.88
Expired	-		-	(33,000)		3.00
Cancelled	-		-	(45,900)		2.82
Exercised	(40,500)		3.00	-		-
Outstanding at March 31	1,033,424	C$	2.94	875,784	C$	2.35

Exercisable at March 31	756,011	C$	2.33	666,818	C$	1.52

Weighted average share price on date of exercise	40,500	C$	11.09	-	C$	-

The range of exercise prices for the outstanding stock options is as follows (in Canadian dollars):

	Number of outstanding stock options	Weighted average exercise price		Weighted average contractual life (years)

C$4.90 to C$6.00	249,234	C$	5.47	6.3
C$1.80 to C$4.90	357,190		3.74	6.9
C$0.80 to C$1.80	427,000		0.80	1.8
	1,033,424	C$	2.94	4.6

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Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

The fair value of the stock options granted was estimated using the Black Scholes model with the following weighted average inputs:

	Three Months Ended March 31, 2024

Fair value at grant date (per option)	C$	4.03

Volatility (%)		80.08
Forfeiture rate (%)		5%
Option life (years)		10
Risk-free interest rate (%)		3.33
Exercise price	C$	4.88
Share price at grant date	C$	4.88
Expected dividends		0%

The number and weighted average fair value of restricted stock units (RSUs) are as follows (in Canadian dollars):

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Number of RSUs	Weighted average fair value		Number of RSUs	Weighted average fair value

Outstanding at January 1	232,125	C$	4.53	119,140	C$	5.28
Granted	285,692		11.74	12,430		4.88
Cancelled	-		-	(13,000)		5.38
Outstanding at March 31	517,817	C$	8.51	118,570	C$	5.23

The fair value at grant date for the RSUs was $11.74 per RSU which was the closing share price on the date of grant.

Share based compensation was recorded as follows:

	Three months ended March 31,
	2025	2024

Expensed	$237	$128

Capitalized	$40	$23

10

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	REVENUES

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended March 31,
	2025	2024

Oil revenue	$18,048	$16,548
Natural gas revenue	1,318	445
NGL revenue	1,654	1,251
	$21,020	$18,244
Royalties	(4,648)	(4,018)
	16,372	14,226

11.	INCOME TAXES AND DEFERRED TAXES

Income tax expense is charged at 25.6% for the three months ended March 31, 2025 representing the best estimate of the average annual effective tax rate expected to apply for the full year, applied to the pre-tax income of the three-month period.

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